BCE Emergis

02028866

April 22, 2002

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated April 19 2002 and

2. Material Change Report dated April 15 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/mn
Encl.

dlw 5/8

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

BCE Emergis

News Release

BCE Emergis Acquires e-route inc.

- Emergis to drive expanded bill presentment use in the Canadian market
- Six founding financial institutions committed as presenters and to driving adoption with consumers and billers

Montreal, Canada, April 19, 2002 — BCE Emergis Inc. (TSE:IFM), a leading provider of e-Business services, announced today that it acquired e-route inc. from its six shareholders - CIBC, Mouvement Desjardins, National Bank of Canada, RBC Financial Group, Scotiabank and the TD Bank Financial Group. Concurrent to the acquisition, the financial institutions and Emergis have restructured their working relationship with the objective of accelerating and expanding the reach of e-route inc.'s leading on-line bill presentment system, known as *webdoxs*.

BCE Emergis will acquire e-route inc. shares for $6.9 million in cash, and $19.5 million in assumed liabilities owed to it, which amounts to a total consideration of $26.4 million. Through this new agreement, Emergis stands to derive greater revenue per transaction, as a result of the elimination of an intermediary, though it will not receive minimum revenue levels. In addition, the financial institutions will be able to benefit from a performance payout that could reach $13 million in the event *webdoxs* reaches significant transaction milestones over an 8-year period.

"The above transaction is consistent with Emergis' increased focus on one of its core areas of future growth, namely electronic bill presentment," said Brian Edwards, Vice Chairman & CEO of BCE Emergis. "The participation of the financial institutions in e-route at the outset was essential and contributed to the very high operational standards. As we move forward, Emergis will take on the role of business driver and the financial institutions, who remain key players, will be incentivized to drive broader and faster adoption. This will greatly simplify the governance of the initiative.

In conjunction with the acquisition, the six financial institutions have signed agreements that have the potential to accelerate presentment and viewing frequency as well as expand the biller community. The financial institutions have committed to offering the *webdoxs* service for an eight-year period through their online banking site. This will allow their clients to pay directly from the bank account of their choice, in a highly secure environment. These institutions will receive incentives to build presentment and consumer viewing frequency throughout that period. The financial institutions are also engaged to continue the recruitment of billing organizations from within their business customer base.

.../2

Concurrently and just as importantly, Emergis will take leadership of the market development of the bill presentment initiative, becoming the primary business driver and eliminating an intermediary, affording it with significantly greater revenue per transaction. Also, Emergis will have the ability to broaden the reach of bill presentment, by extending the on-line bill presentment service to other financial institutions beyond the founding member group, and by engaging third parties to recruit and sign-up new biller organizations.

In summary, through these agreements, *webdoxs* will benefit from a broader and more focused effort to build the biller community; continued commitment of six major financial institutions to this service; and greater operating flexibility through simplified governance.

"The active and cooperative role played by the financial institutions in creating e-route was important to establishing a nation-wide, interoperable and highly secure technology solution for on-line bill presentment that would link Canada's financial institutions, its on-line banking customers, and bill presenting partner organizations. The *webdoxs* service is increasingly popular with retail banking customers who value its convenience and with biller organizations that are experiencing its cost-effectiveness and marketing value," commented Rob Horton, Senior Vice President, RBC Financial Group. "For its next phase of expansion, e-route will be more strategically positioned with the e-Business leadership of Emergis and of the participating financial institutions, allowing each to focus on how it can best support this initiative," added Michel Lozeau, Senior Vice President, Electronic Commerce, National Bank of Canada.

e-route inc. launched its service in November of 2000. It currently has more than 400,000 on-line banking customers and has signed up 46 billing organizations from across the country. During the first three months of 2002, some 475,000 bills were electronically presented to banking customers via e-route inc.

BCE Emergis is a premier e-Business service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 300 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Emergis Inc. (the "**Company**"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montreal, Québec, H3B 4T3.

Item 2 - Date of Material Change

The material change in the Company's affairs occurred on or about April 5, 2002.

Item 3 - Press Release

A press release announcing the material change was issued on April 5, 2002 in Montreal, Québec.

Item 4 - Summary of Material Change

On April 5, 2002, the Company announced, following its March 21st revenue shortfall announcement, its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs.

Item 5 - Full Description of Material Change

On April 5, 2002, the Company announced, following its March 21st revenue shortfall announcement, its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. The Company stated that it will concentrate its focus on the major growth opportunities where there already exists a solid foundation and track record and will actively seek to increase penetration in three growth areas: bill presentment services, payment solutions and claims processing.

The Company also stated that while its three business units (eHealth, U.S. and Canada) will work with their existing customers to generate recurring revenue, the Company, through a business development group, will actively seek to sign agreements with new major customers as a means of adding to its strong customer foundation. While any new agreements are expected to contribute to non-recurring revenue, the Company's reliance on the non-recurring revenue will be significantly reduced.

The Company also stated that concurrent with its focus on key areas of growth, the Company has developed a plan to streamline its service offerings and reduce its operating cost structure. An in-depth review of the Company's product suite has identified services that are considered non-core. These services, which the Company plans to exit, represent 40% of its total number of services, but only 5% (approximately $30-$35 million) of its annual revenue in 2001. The Plan also includes an overall reduction in personnel of approximately 550 people, or 20%. While the reduction of people will touch all areas of the organization, it will result in a more efficient allocation of resources to the key growth opportunities. As a result of this cost reduction plan and possible asset impairments, the Company will take a one-time restructuring charge in the second quarter.

Item 6 - Reliance/Confidentiality

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Monique Mercier
Executive Vice President Law and Corporate Secretary
(514) 868-2351

Item 9

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 15th day of April, 2002.

BCE EMERGIS INC.

By: *(signed) Monique Mercier*
Monique Mercier
Executive Vice President
Law and Corporate Secretary